UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14667

MAVERICK MERGER SUB 2, LLC
(Exact name of registrant as specified in its charter)

1050 Woodward Avenue Detroit, MI 48226 (313) 373-7990
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

*On October 1, 2025, pursuant to the Agreement and Plan of Merger, dated as of March 31, 2025, by and among Rocket Companies, Inc., Mr. Cooper Group Inc., Maverick Merger Sub, Inc. and Maverick Merger Sub 2, LLC, Mr. Cooper Group Inc. merged with and into Maverick Merger Sub 2, LLC, with Maverick Merger Sub 2, LLC surviving the merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Maverick Merger Sub 2, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MAVERICK MERGER SUB 2, LLC

Date: October 14, 2025	By:	/s/ Brian Brown
	Name:	Brian Brown
	Title:	Secretary and Treasurer